

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 14, 2011

Via E-mail
W. Randall Fowler
Executive Vice President and Chief Financial Officer
Enterprise Products Partners L.P.
1100 Louisiana Street, 10th Floor
Houston, Texas 77002

      **Re:**    **Enterprise Products Partners L.P.**
               **Form 10-K for the Fiscal Year Ended December 31, 2010**
               **Filed March 1, 2011**
               **File No. 1-14323**

Dear Mr. Fowler:

     We have completed our review of your filing.  We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                         Sincerely,

                         /s/ Jennifer Thompson

                         Jennifer Thompson
                         Accounting Branch Chief